FORM 6-K

Securities and Exchange Commission
washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	March	2015
BlackBerry Limited
(Translation of registrant’s name into English)
2200 University Avenue, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENT INDEX

Document		Page No.
1.	BlackBerry Introduces BlackBerry Leap for Young Mobile Professionals Who Value Security and Privacy in a Modern and Powerful Design Package	3.

Document 1

NEWS RELEASE

March 3, 2014
FOR IMMEDIATE RELEASE

BlackBerry Introduces BlackBerry Leap for Young Mobile Professionals
Who Value Security and Privacy in a Modern and Powerful Design Package

New five-inch all-touch smartphone with BlackBerry 10.3.1 OS, long battery life and best-in-class virtual keyboard optimizes personal productivity and control

Mobile World Congress 2015, Barcelona - BlackBerry Limited (NASDAQ: BBRY; TSX: BB), a global leader in mobile communications, today introduced the new BlackBerry® Leap smartphone for 4G LTE networks. The BlackBerry Leap is an affordable all-touch smartphone in a modern and powerful design that is built for career builders and companies who value security and privacy when pushing their productivity to the next level.

BlackBerry Leap includes a brilliant edge-to-edge five-inch HD display, BlackBerry’s latest operating system and more than a full day’s battery power, keeping users hyper connected, productive and always in control.

“In today's mobile world - influenced by trends like BYOD - where personal and corporate data are frequently under attack from hackers, companies and everyday consumers are finding out the hard way that mobile security is paramount,” said Ron Louks, President, Devices and Emerging Solutions. “BlackBerry Leap was built specifically for mobile professionals who see their smartphone device as a powerful and durable productivity tool that also safeguards sensitive communications at all times.”

“With BlackBerry Leap complementing the latest BlackBerry portfolio, including BlackBerry Passport and BlackBerry Classic, we continue to provide products and services that meet the needs of our consumer and enterprise customers,” Louks added.

Top features of BlackBerry Leap that drive security, productivity, communications and collaboration include:

•
Security to Maintain Privacy -You can feel safe in the knowledge that BlackBerry Leap was designed with the highest standards of security in mind to protect your privacy. It is equipped with support for encryption, plus built-in malware protection and back-up, wipe and restore. All to give you control and help secure your data against the next embarrassing and potentially costly cyberattack.

•
Battery That Powers Through a Full Day - With up to 25 hours of heavy use,* the BlackBerry Leap will power through even your most demanding day. The impressive 2800 mAh battery and optimization of power consumption in BlackBerry 10 gives users more than a full day of productive usage.

•
Best-in-Class BlackBerry Keyboard - Type faster and more accurately on a touchscreen keyboard that learns how you write. With superior error correction, multi-language support, customized adaption and flow, BlackBerry’s touchscreen keyboard helps to reduce the mistakes and missteps that can hold you back.

•
BlackBerry® 10 OS 10.3.1 - BlackBerry Leap comes preloaded with the new BlackBerry 10.3.1 operating system, offering a fresh look that incorporates updated icons and an instant action bar so that users’ most commonly accessed functions are in the center of their screen. Additional features include:

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BlackBerry® Blend - BlackBerry Blend brings messaging and content that is on your BlackBerry smartphone to your computer and tablet. Get instant message notifications, read and respond to your work and personal email, BBM® or text messages, and access your documents, calendar, contacts and media in real time on whatever device you are on, powered by your BlackBerry. BlackBerry Blend works across desktop operating systems, including Mac OS X 10.7 +, Windows® 7+ and Android™ tablets running Android 4.4+ via cellular, USB or Wi-Fi connections.

◦
BlackBerry® Assistant - The BlackBerry Assistant is BlackBerry’s first digital assistant and can be used with voice and text commands to help users manage work and personal email, contacts, calendar and other native BlackBerry 10 applications. It’s the only smartphone assistant on the market today that can access both personal and work content in your work perimeter. BlackBerry Assistant intelligently determines how to respond to you based on how you interact with it - if you type, it responds silently, if you speak, it speaks back and if you activate over Bluetooth, it speaks back with additional context because it assumes you might not have access to the screen.

◦	Dual app storefronts preloaded for access to a huge selection of apps for work and play:

•
BlackBerry World - BlackBerry World offers essential business and productivity apps for professionals looking to drive efficient communications and collaboration including Box, Evernote, Cisco WebEx Meetings and Documents to Go.

•	Amazon Appstore - Discover and download popular Android apps and games through the Amazon Appstore including Candy Crush Saga, Pinterest, SoundCloud, Kindle and Amazon Shopping.

“We have been working closely with BlackBerry as a partner for years to offer their mobile solutions and services to our customers. With today’s launch of BlackBerry Leap we are excited to have the latest touchscreen BlackBerry device available for our reseller partners and their mobile professional customers who want to achieve more. Privacy, security and productivity are important for them and this latest device complements our existing portfolio of BlackBerry products and services, including BES12, BlackBerry Value-Added Services, BlackBerry Passport and BlackBerry Classic,” said Shailendra Gupta, Executive VP & President Ingram Micro Mobility.

For more information about the BlackBerry Leap, please visit http://www.BlackBerry.com/Leap.

* Based on GSMA PRD TW.09 Battery Life Measurement Technique and a mixed usage scenario. Many factors affect battery life, including network connectivity, application usage, feature configuration and battery age. Actual results may vary.

About BlackBerry
A global leader in mobile communications, BlackBerry® revolutionized the mobile industry when it was introduced in 1999. Today, BlackBerry aims to inspire the success of our millions of customers around the world by continuously pushing the boundaries of mobile experiences. Founded in 1984 and based in Waterloo, Ontario, BlackBerry operates offices in North America, Europe, Middle East and Africa, Asia Pacific and Latin America. The Company trades under the ticker symbols "BB" on the Toronto Stock Exchange and "BBRY" on the NASDAQ. For more information, visit www.BlackBerry.com.

Media Contact:
BlackBerry Media Relations
(519) 888-7465 x77273
mediarelations@BlackBerry.com

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SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BlackBerry Limited
(Registrant)
Date:	March 3, 2015	By:	/s/ James Yersh
(Signature)
James Yersh Chief Financial Officer